Exhibit 99.2

KRT-1500 Skjema for melding om transaksjoner utført av personer med ledelsesansvar («primærinnsidere») og deres nærstående

FINANSTILSYNET
THE FINANCIAL SUPERVISORY AUTHORITY OF NORWAY

Rapporteringspliktig:

(●) Primærinnsider ( ) Nærstående person ( ) Nærstående foretak

Informasjon om den som rapporterer

Etternavn	TRAAHOLT
Fornavn	KNUT
Foretaksnavn	Flex LNG

Om primærinnsider

Etternavn	SAKMAR
Fornavn	SUSAN
Stilling / Rolle	Board Member / Director

Ny melding eller korrigering av tidligere meldt transaksjon

(●) Ny melding ( ) Korrigering

Informasjon om utstederen eller deltakeren på utslippskvotemarkedet

Foretaksnavn	Flex LNG Ltd
LEI-nummer	21380084THHU3MPC3647

Skjemaversjon: 46345

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KRT-1500 Skjema for melding om transaksjoner utført av personer med ledelsesansvar («primærinnsidere») og deres nærstående

FINANSTILSYNET
THE FINANCIAL SUPERVISORY AUTHORITY OF NORWAY

Beskrivelse av det finansielle instrumentet/type finansielt instrument

Instrument	Aksje
ISIN-kode	BMG359472021
Navn på og/eller beskrivelse av det finansielle instrumentet	

Transaksjonstype

Transaksjonstype	Kjøp

Aksjeopsjonsprogram

Transaksjonen er knyttet til utøvelse av et aksjeopsjonsprogram ○ Ja ◉ Nei

Valuta for transaksjonen

Valuta	USD

Priser og volum

Pris per enhet	28,5
Volum	5 000

Aggregert informasjon

Gjennomsnittlig pris per enhet	28,50000
Aggregert volum	5 000
Total sum	142 500,000000

Dato for transaksjonen

Dato	06.12.2023

Handelsplass for transaksjonen

Handelsplass	Annen handelsplass
Annen handelsplass	NYSE - New York Stock Exchange
MIC-kode	XNYS

Kommentar

The reporting relates to purchase of Flex LNG Ltd' s shares listed on NYSE

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